                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                               The RiceX Company
                   -----------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                 762875 10 2
                   -----------------------------------------
                               (CUSIP Number)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 5 Pages


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CUSIP NO. 762875 10 2               13G                   PAGE  2  OF 5  PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patricia McPeak

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ]
                                                         (b) [ ]

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

                    5    SOLE VOTING POWER

                         1,869,604

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            200,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                1,869,604

                    8    SHARED DISPOSITIVE POWER

                         200,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,877,829 (includes 1,808,225 shares owned indirectly through spouse and 200,000 owned indirectly through trust)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                  [ ]
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       19.6%

12   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.    (a).    Name of Issuer:

                   The RiceX Company


           (b).    Address of Issuer's Principal Executive Offices:

                   1241 Hawk's Flight Court
                   El Dorado Hills, California  95762

Item 2.    (a).    Name of Person Filing:

                   Patricia McPeak

           (b).    Address of Principal Business Office or, if None, Residence:

                   1241 Hawk's Flight Court
                   El Dorado Hills, California  95762

           (c).    Citizenship:

                   United States Citizen


           (d).    Title of Class of Securities:

                   Common Stock, $.001 Par Value

           (e).    CUSIP Number:

                   762875 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                   Not applicable.

Item 4.            Ownership:

           (a).    Amount Beneficially Owned:
                   3,877,829 (includes 1,808,225 shares owned indirectly through spouse and 200,000 owned indirectly through trust)


           (b).    Percent of Class:

                   19.6%

           (c).    Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote: 1,869,604


                              Page 3 of 5 Pages


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                   (ii)     shared power to vote or to direct the vote: 200,000

                   (iii)    sole power to dispose or to direct the
                            disposition of:                           1,869,604

                   (iv)     shared power to dispose or to direct the
                            disposition of:                             200,000


Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                   Not Applicable.



Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.


Item 9.            Notice of Dissolution of Group:

                   Not Applicable.



Item 10.           Certification:

                   Not Applicable - this statement is not being filed pursuant to Rule 13d-1(b) or (c).


                              Page 4 of 5 Pages


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                                  SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 16th day of February, 1999.






                                          /s/ Patricia McPeak
                                          ----------------------------------
                                          Patricia McPeak


                               Page 5 of 5 Pages